Exhibit 99.1

Sesa Sterlite Limited renamed Vedanta Limited

New Delhi, India, April 22, 2015: Sesa Sterlite Limited (‘Sesa Sterlite’ or ‘the Company’) hereby announces that it has changed the name of the Company from its present name, ‘Sesa Sterlite Limited’ to ‘Vedanta Limited’.

The Shareholders of the Company approved the name change of the Company through Postal Ballot, results of which was announced on March 30, 2015. The name change to Vedanta Limited is now effective post issue of ‘Fresh Certificate of Incorporation’ issued by the Registrar of Companies, Goa, Ministry of Corporate Affairs (MCA), Govt. of India.

“The name change from Sesa Sterlite to Vedanta Limited promises a united and aligned identity, Vedanta, which positions us to create greater value for our domestic and global stakeholders, as a diversified natural resources group of companies. Vedanta embodies commitment to deliver world class excellence with low cost operations and superior shareholder returns,” said Mr. Tom Albanese, Group CEO, Vedanta, adding that this is a significant milestone which reflects Vedanta’s commitment to strengthen the linkage between our business, communities and stakeholders.

Vedanta Limited, the Indian subsidiary of London listed, Vedanta Resources Plc, a globally diversified natural resources company, is engaged in the exploration and production of aluminium, zinc, lead silver, copper, iron ore, oil & gas and commercial power.

The change in the name of the company will have no impact on the operations of subsidiary companies, viz., Cairn India Limited, Hindustan Zinc Ltd (HZL) and Bharat Aluminium Co. Ltd (BALCO) and the divisions of Vedanta Limited.

Vedanta Limited (Formerly known as Sesa Sterlite Limited)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India

T +91 124 4593000 | Website: www.sesasterlite.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

About Vedanta Limited

Vedanta Limited (Vedanta Ltd) is a diversified natural resources company, whose business primarily involves exploring and processing minerals and oil & gas. The Company produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Vedanta Ltd, formerly Sesa Sterlite Limited, is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Sustainable Development is at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For further information, please contact:

Roma Balwani

President - Group Communications, Sustainability & CSR

Tel: +91 22 6646 1000

gc@vedanta.co.in

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Vedanta Limited (Formerly known as Sesa Sterlite Limited)

DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India

T +91 124 4593000 | Website: www.sesasterlite.com

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044